UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69575

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Nova Capital Solutions, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 SE Third Avenue, Suite 1000

(No. and Street)

Fort Lauderdale	**FL**	**33394**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Krista Kersey	**(954) 610-2522**	kkersey@novacaptl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP

(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	**New Delhi**	**India**	**110052**
(Address)	(City)	(State)	(Zip Code)
02/10/2009		**3223**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Krista Kersey</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Nova Capital Solutions, LLC</u> , as of <u>12/31</u> , 2<u>023</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BONNIE BRENNER
Notary Public - State of Florida
Commission # HH 360096
My Comm. Expires Mar 21, 2027
Bonded through National Notary Assn.

Signature: _____

Title: _____
Managing Member, President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NOVA CAPITAL SOLUTIONS, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5

UNDER THE SECURITIES EXCHANGE ACT OF

1934 FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS


Report of the Independent Registered Public Accounting Firm

To the Members of Nova Capital Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nova Capital Solutions, LLC (the "Company") as of December 31st, 2023 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31st, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2023.

Mercurius & Associates LLP

New Delhi, India

March 22, 2024

Nova Capital Solutions, LLC
Statement of Financial Condition
For the Year Ended December 31, 2023

ASSETS

Current Assets:		
Cash and cash equivalents	$	8,220
Other Current Assets		
Prepaid Expenses		48
Total Assets	$	8,268

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		2,000
Total Liabilities		2,000
Members' Equity:		6,268
Total Liabilities and Members' Equity	$	8,268

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Nova Capital Solutions, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues:		
Private Placement Fees	$	63,370
Compliance Fee/Other		1,912
Total Revenues	$	65,282
Expenses:		
Commission Expense	$	48,372
Communication Costs Computer		3,246
Telephone Expenses		2,029
Office Expenses		26
Fidelity Bond		680
Professional Fees		13,833
Regulatory Fees		2,993
Membership Fees		1,540
Continuing Ed/Seminars		94
Travel		451
Rent/Storage		2,727
Utilities/Misc.		573
Total Expenses	$	76,565
Net Income	$	-11,283

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Nova Capital Solutions, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2023

Members' Equity, beginning of year	$	14,229
Capital Contributions		3,323
Return of capital		-
Net Income		-11,283
Members' Equity, end of year	$	6,269

Nova Capital Solutions, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net Income	$	(-11,283)
Adjustments to reconcile net loss to net cash used in		
operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid Expenses		(-6)
Accounts Payable		1,000
Commissions Payable		
Total Adjustments to reconcile Net Income to Net Cash		994
provided by operations:		
Net cash used by operating activities		(-10,289)
Cash provided by Financing activities:		
Contributions KK		-177
Contributions NU		3,500
Net cash provided by financing activities		3,323
Net cash increase/decrease for period	$	(6,966)
Cash, beginning of year	$	15,187
Cash, end of year	$	8,220
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	0 -
Cash paid during the year for taxes	$	0 -

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

NOTE 1 - DESCRIPTION OF BUSINESS

Nova Capital Solutions, LLC (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a Florida Limited Liability Corporation. The Company has adopted December 31st as its year-end.

Nova Capital Solutions, LLC has been formed to provide financial advisory and private placement services to early stage, growth stage and mature corporate entities. Nova Capital has designed structured programs for arranging financings and effecting M&A transactions. The Company expects that 70%-80% of its business will be related to arranging financings.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

The company has no property or equipment yet. The main office is in located in an executive suite. The accounting treatment for property and equipment will be stated at cost less accumulated depreciation. Depreciation and amortization will be provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation expense amounted to $0 for the year ended December 31, 2023.

Revenue Recognition Standard ASC-606

In May 2104, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2019. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. The Company believes that it will not have a material impact on its financial statements.

NOVA CAPITAL SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023

Revenue Recognition Standard ASC-606 (continued)

The Company earns revenue from investment banking, consulting, and participating in private placements as a selling group member. Fees for investment banking and consulting are recognized as services provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. Sales commissions earned as a selling group member are recognized upon the successfully executed and approved subscription agreement. The Company had a loss of - 11,283 in revenue for the year ended December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Nova Capital was organized on October 9, 2014 as a limited liability company. The Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying document.

NOTE 3 – RELATED PARTY TRANSACTIONS

There were no related party transactions during the audit year.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of 6,220, which was $1,220 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 32.15 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances have not exceeded federally insured limits of $250,000 during the fiscal year ended December 31, 2023.

During the year ended December 31, 2023, the Company derived their revenues from fees earned from private placements, however, a customer concentration is not applicable.

NOTE 6 –FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2023, the Company's financial instruments consist of cash. The fair value of cash is based upon the bank balance at December 31, 2023.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is located at 100 SE 3rd Ave, Suite 1000, Fort Lauderdale, Florida 33394. This is an executive suite with a monthly membership commitment. No minimum future lease payments are applicable for disclosure.

NOTE 8- NEW ACCOUNTNG PRONOUNCEMENTS

In 2018, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard became effective for the Company for the annual reporting period beginning after December 15, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 21, 2024, the date the financial statements were available to be issued. There are no subsequent events.

SUPPLEMENTARY INFORMATION

Nova Capital Solutions, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2023

Net Capital Computation:

Total Members Equity	$	8,269
Deductions on non-allowable assets		
Non-allowable assets:		48
Net Capital		6,220
Minimum Net Capital Required		5,000
Excess Net Capital	$	1,220

Aggregate Indebtedness:

Aggregate Indebtedness as included in the		
Statement of Financial Condition	$	2,000
Ratio of Aggregate Indebtedness to Net Capital		. 32 to 1

Reconciliation:

Net Capital, per unaudited December 31, 2023 FOCUS report, as filed	$	6,220
Net audit adjustments		
Net Capital, per December 31, 2023 audited report, as filed	$	6,220

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Nova Capital Solutions LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 240.15c3-3(k).

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.



MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Nova Capital Solutions, LLC

We have reviewed Nova Capital Solutions, LLC's statement, included in the accompanying Nova Capital Solutions, LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to : (1) private placements; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (4) referring securities transactions to other broker-dealers, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3} throughout the most recent fiscal year ended December 31, 2023, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
March 22, 2024



Nova Capital Solutions, LLC
100 SE 3rd Avenue, Suite 1000
Fort Lauderdale, FL 33394

Exemption Report

Nova Capital Solutions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placements; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (4) referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nova Capital Solutions, LLC

I, Krista Kersey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Krista Kersey
President & CEO

March 20, 2024